UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FXCM Inc.
(Name of Issuer)

Class A common stock, $0.01 par value
(Title of Class of Securities)

302693 106
(CUSIP Number)

David S. Sassoon
c/o FXCM, Inc.
32 Old Slip, New York, NY 10005
(646) 432-2986
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D/A	Page 1 of 3 Pages

1.	NAMES OF REPORTING PERSONS Matthew Wilhelm
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,253,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,253,589
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,253,589
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D/A	Page 2 of 3 Pages

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D, filed by Matthew Wilhelm (the “Reporting Person”) on June 25, 2012 (the “Statement”), amends and supplements such Statement with respect to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of FXCM Inc., a Delaware corporation (the “Issuer”).  Except as otherwise specified in this Amendment, all previous Items remain as previously reported in the Statement and are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement filed with the Securities and Exchange Commission.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding at the end thereof the following:

On September 18, 2012 and September 20, 2012, the Reporting Person received sole voting and sole dispositive power over an aggregate of 969,544 shares of Class A Common Stock, as a nominee and trustee, but the Reporting Person has no financial interest in any of such shares.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The ownership percentages set forth below are based on 33,988,675 shares of the Issuer’s Class A Common Stock outstanding as of August 7, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2012, filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

(a)  Mr. Wilhelm beneficially owns a total of 6,253,589 shares of Class A Common Stock representing 18.4% of the total number of shares of Class A Common Stock outstanding.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by Mr. Wilhelm and, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover page of this Schedule 13D.

(c) On June 21, 2012, at the closing of the Acquisition, Mr. Wilhelm received the Note, which was, pursuant to the Sale and Purchase Agreement, effectively immediately exchangeable for shares of Class A Common Stock and on the same date exchanged the Note received for 5,284,045 shares of Class A Common Stock (or at an exchange rate of $10.64 per share). Other than as set forth in Item 4 of this Amendment, Mr. Wilhelm did not effect any transactions in the Issuer’s Class A Common Stock in the past 60 days.

(d)  Other than Mr. Wilhelm and, with respect to the 969,544 shares of Class A Common Stock held as nominee and trustee, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Wilhelm’s securities.

(e)  Not applicable.

CUSIP No. 302693 106	13D/A	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2012

MATTHEW WILHELM

/s/ David S. Sassoon
David S. Sassoon, Attorney-in-Fact